EX-99.l.i
PURCHASE AGREEMENT
Dimensional ETF Trust (the “Trust”), a Delaware statutory trust, and Dimensional Fund Advisors LP (“Dimensional”) hereby agree as follows:
1.
The Trust hereby offers to sell to Dimensional and Dimensional hereby agrees to purchase 4,000 shares of the Dimensional US Core Equity Market ETF, a series of the Trust, at a price of $25 per share.  The Trust hereby acknowledges receipt from Dimensional of funds in full payment for the foregoing shares.

2.	The shares are to be purchased pursuant to Section 14 of the Investment Company Act of 1940 to serve as the seed money for the Trust prior to the commencement of the public offering of its shares.

3.
Dimensional represents and warrants to the Trust that the foregoing shares are being acquired for investment purposes only and that it has no present intention of redeeming or reselling the shares so acquired.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties herein have executed this Purchase Agreement as of the 23rd day of October, 2020.

DIMENSIONAL ETF TRUST

/s/ Ryan P. Buechner
Name: Ryan P. Buechner
Title:        Vice President and Assistant Secretary

Dimensional Fund Advisors LP
By Dimensional Holdings Inc., General Partner

/s/ Carolyn L. O
Name: Carolyn L. O
Title:  Vice President and Assistant Secretary